SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2008
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Wacoal Holdings Corp.
Form 6-K

Page

Consolidated Financial and Business Results for the First Three Quarters of the Fiscal Year Ending March 31, 2008 (U.S. Accounting Standards)	3

Announcement regarding Dissolution of a Subsidiary	5

Signature
Exhibit 1 Consolidated Financial and Business Results for the First Three Quarters of the Fiscal Year Ending March 31, 2008 (U.S.Accounting Standards)
Exhibit 2 Announcement regarding Dissolution of a Subsidiary

Consolidated Financial and Business Results for the First Three Quarters of the Fiscal Year Ending March 31, 2008 (U.S. Accounting Standards)
     On January 30, 2008, we released our consolidated financial and business results for the first three quarters of the fiscal year ending March 31, 2008. Attached as Exhibit 1 hereto is an English translation of the release.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     The attached financial statements and accompanying information contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. Forward-looking statements are contained in the sections entitled “3. Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008),” and elsewhere in the attached financial statements and accompanying information.
     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statements contained in the attached financial statements and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:
•	the impact of weak consumer spending in Japan and our other markets on our sales and profitability;

•	the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

•	our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products;

•	the highly competitive nature of our business and the strength of our competitors;

•	our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

•	our ability to further develop our catalog and Internet sales capabilities;

•	our ability to effectively manage our inventory levels;

•	our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

•	effects of seasonality on our business and performance;

•	risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, differing protection of intellectual property and public health crises;

•	risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business;

•	the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and

•	the impact of any natural disaster or epidemic on our business.
     The information contained in the section entitled “Item 3—Key Information—Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2007, also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided in our annual report to be a complete set of all such factors.
     We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.

Announcement Regarding Dissolution of a Subsidiary
     On January 30, 2008, we announced the dissolution of a subsidiary. Attached as Exhibit 2 hereto is an English translation of the announcement.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani General Manager, Corporate Planning

Date: January 31, 2008